

Mail Stop 3010

February 19, 2010

Mr. Scott C. Butera
Chief Executive Officer and President
Tropicana Entertainment Inc.
3930 Howard Hughes Parkway, 4th Floor
Las Vegas, NV 89169

     Re: **Tropicana Entertainment Inc.**
           Amendment No. 2 to Form 10-12G
           Filed January 25, 2010
           File No. 000-53831

Dear. Mr. Butera:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

3. Restructuring Transactions, page FIN-J-8

1. We note your response to our prior comment 8. Please provide us with additional information related to the revenues used in your projections for both the Tropicana AC and Tropicana Express. Please tell us how these projected revenues compared to your 2009 actual revenues and what your revenue growth assumptions are for future years. Also tell us your basis for the revenue growth assumptions. If the decline in actual 2009 revenues was not accounted for in your projections, please quantify the impact of this decline and the effect it would have on your fair value analysis of the trade name.

2. We note your responses to our prior comments 7 and 9. We await the results of your completed fair value analyses. Also, please tell us what consideration you gave to using an income-based valuation methodology as opposed to the depreciated replacement cost method in determining the fair value of the buildings and improvements. Please also tell us if you considered using both valuation methods.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3498 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel

cc: R. Henry Kleeman, Esq.
        Kirkland & Ellis LLP
        Via facsimile (312) 862-2200